NAME OF REGISTRANT: Kroger Co.
NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Item 7 on Kroger Co. 2017 Proxy Statement: Shareholder Proposal-Deforestation Kroger Co. Symbol: KR Filed by: Green Century Capital Management

The Shareholder Proposal-Deforestation (Item No. 7) asks Kroger Co. (hereby referred to as “Kroger” or “the Company”) to improve transparency regarding its efforts to track and reduce the impacts its supply chains have on global deforestation and strengthen its corresponding policy to match that of its competitors. The Proponent believes taking such action would serve the long-term interests of the Company and reduce business risks associated with potential disruption of supply chains due to the environmental effects of deforestation, as well as mitigate potential reputational and competitive risks.

The Proponent encourages shareholders to vote in support of this proposal.

Resolved: Shareholders request that Kroger Co. issue reports to investors, at reasonable expense and excluding proprietary information, providing quantitative metrics on supply chain impacts on deforestation, including progress on time bound goals for reducing such impacts.
Supporting Statement: Proponents believe meaningful indicators would include:
•
For key commodities that Kroger Co. sources such as soy, beef, and pulp/paper, the percentage that can be traced back to its source and the percentage verified via credible third parties as not contributing to physical expansion into peatlands, HCV or HCS forests;

•	Tracking these figures against an anticipated timeframe for 100 percent sourcing consistent with those criteria; and
•	An assessment of reputational and operational risks facing Kroger Co. in relation to supply chain and operational impacts on deforestation.

RATIONALE FOR A “YES” VOTE:
1.
Reputational risk and potential loss of market access: Consumers are demanding sustainably-sourced ingredients that do not contribute to deforestation, a development which could lead to loss of market access if the Company fails to take stronger action on the issue.

2.
Competitive risk: Kroger’s competitors have responded to the threats associated with the impacts of deforestation and have implemented and reported on the methods used to assess and establish deforestation-free supply chains. Further inaction by the Company could create competitive pressure potentially resulting in significant market share loss.

3.	Supply chain risks: Deforestation is primarily caused by conversion of land to commodity agriculture. Current agricultural practices that result in deforestation are unsustainable and self-defeating.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

BACKGROUND
Deforestation is primarily caused by cutting down forests to grow commodity crops like soybeans and palm oil, to raise cattle for the production of beef, and to supply the globe’s demand for pulp/paper. According to Chain Reactions Research, “as deforestation is largely driven by specific economic activities and is thus a sector-specific risk, investors and banks must now pay far greater attention.”1 Kroger is among the world’s largest retailers by annual sales, and is, by way of its global supply chains, linked to the widespread deforestation associated with land conversion for commodity agriculture. Deforestation significantly degrades the environment in ways that directly impact agricultural production and pose a material risk to Kroger’s product offerings. Furthermore, public awareness and concerns about agriculture’s impacts on deforestation have prompted an unprecedented growth in demand for sustainably-sourced ingredients that do not contribute to deforestation. In response, major corporations, including key Kroger competitors Walmart, McDonald’s, and Nestlé have announced and begun implementing policies to monitor and reduce deforestation across each of their commodity supply chains. Proponents are concerned that Kroger’s inadaquate policy efforts to address deforestation in its beef and soy supply chains, as well as its minimal reporting on the implementation progress of its palm oil and pulp and paper policies may expose the Company to financial risks.

1.	REPUTATIONAL RISK AND POTENTIAL LOSS OF MARKET ACCESS
Scientific awareness and consumer concern about the environmental impacts of deforestation in the wake of unsustainable production within beef, soy, palm oil, and pulp/paper supply chains is rising, leading consumers to shift purchasing habits. Kroger lacks both the policy and metrics expected by consumers to address the perpetuation of deforestation, heightening its potential for reputational damage. If Kroger continues failing to effectively address and respond to shifts in consumer preferences in contrast to its peers, it could risk loss of market access.

Deforestation associated with commodity supply chains and its consequences are a growing concern to consumers and scientists.
•
The Union of Concerned Scientists found that beef, soy, palm oil, and pulp/paper production are the largest drivers of deforestation, combined responsible for a loss of 3.83 million hectares of forest per year, an area the size of Switzerland.[2]

•
A 2016 Gallup Poll found that 64 percent of Americans worry a great deal/fair amount about global warming[3], a danger accelerated by the emission of heat-trapping gases, approximately 15 percent of which is the direct result of carbon released from deforestation.[4]

Consumers and the market have shifted towards sustainability-focused products.
•	In 2014, a survey found that 83 percent of shoppers consider sustainability when making food purchasing decisions.[5]
•
According to a 2015 study, 66 percent of consumers say they are willing to pay more for sustainable brands, which from 2015-2016 grew 4 percent globally compared to 1 percent for brands lacking sustainability commitments.[6]

•
A report on sustainability in the retail industry by Ernst & Young featured surveys in which 59 percent of respondents indicated they believe companies have an obligation to protect the environment and 39 percent of respondents indicated that the availability of environmentally-friendly products is an important factor for them in deciding where to shop.[7]

2.	COMPETITIVE RISK
Kroger’s attempt to address deforestation in its supply chain lags behind major food companies that have embraced supply chain transparency through efforts such as public reporting, in some cases with metrics, to evaluate and eliminate their impact on deforestation through their beef, soy, palm oil, and pulp/paper supply chains. This has left the Company behind industry peers and has put the Company at risk of competitive disadvantage.

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•
Walmart has committed to reaching zero net deforestation across its beef, soy, palm oil, and pulp/paper supply chains by 2020 and publically reports progress on initiatives. As of January 2017, Walmart Brazil has employed its Beef Risk Monitoring System to audit the sustainability practices of 100 percent of its beef suppliers on over 75,000 registered farms.[8]

•
In April 2015, McDonald’s announced its Commitment on Forests, which outlined its strategy for ensuring the sustainability of its beef, soy, palm oil, and pulp/paper supply chains in order to meet its responsibility as a signatory of the New York Declaration on Forests[9] in achieving zero net deforestation by 2030. The Company releases annual sustainability reports and discloses progress on its commitments, such as purchasing a portion of its beef from a fully verified sustainable supply chain through a pilot program this past year.[10] Kroger has failed to become a signatory on the New York Declaration on Forests and scored 2 out of 5 in the Forest 500 2016 company scorecard, while McDonald’s received a 4 out 5.[11]

•
Nestlé is another signatory of the New York Declaration of Forests[12] which has committed itself to zero net deforestation by 2020. In 2013, the Company established and implemented its own publically available Responsible Sourcing Guidelines for its supply chains including those of beef, soy, palm oil and pulp/paper. By the end of 2016, 40 percent of the volume of 12 priority categories of raw materials set out by the Company had been assessed and certified as compliant with the guidelines.[13] Kroger has no such guidelines for its sourcing and lacks any policies regarding its beef and soy supply chains, an issue made apparent by the Company’s 0 out of 100 cattle scorecard.[14]

3.	SUPPLY CHAIN RISKS
The consequences of deforestation threaten the environmental processes which sustain global food systems, resulting in risk for the global food system, the economy, and ecosystems. The vicious cycle by which unsustainable sourcing of beef, soy, palm oil, and pulp/paper causes impacts resulting in deforestation, which directly jeopardizes the production of those very commodities, could position the Company’s supply chains for future disruption.

Deforestation alters and endangers crucial environmental systems supply chains depend on.
•
Tropical forests hold 210 gigatons of carbon, a greenhouse gas that significantly contributes to global warming, changes in weather patterns, disruption of the water cycle, and the frequency of extreme weather events, all of which threaten the security of commodity supply chains.[15]

•
Deforestation alters global rainfall patterns, with some studies indicating that deforestation has led to 10-15 percent declines in local rainfall and shifts in rainfall patterns thousands of miles away.[16] This is because clearing of forests disrupts natural hydrological cycles that depend on trees to absorb, filter, and evaporate freshwater. Agriculture is highly dependent on consistent rainfall patterns, yet multiple studies have indicated that deforestation, due primarily to agricultural expansion, is leading to reductions in rainfall.[17]

•
According to a 2015 study, nearly 33 percent of the world’s adequate or high-quality food-producing land has already been lost to soil erosion caused by the lack of trees necessary for anchoring the fertile soil. As fertile soil disappears, producers clear more forest and thereby perpetuate a cycle of degradation, which estimates warn could damage the entirety of the world’s top soil within 60 years.[18]

Failure to engage in proactive supply chain assessment could cause significant economic loss.
•
A study carried out by CDP found that between cattle, palm oil, soy and timber product supply chains, approximately $906 billion in annual turnover is potentially at risk from the effects of deforestation.[19]

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•
A report released by Project ROI indicates that companies committed to sustainability and corporate responsibility experience advantages such as increased sales revenues of up to 20 percent and an estimated risk protection of between 4 – 7 percent of the company’s total value. This risk protection may be extremely valuable in the event of an economic crisis, such as the 2008 recession where companies with strong corporate responsibility reputations experienced no meaningful declines in share price while companies with poor corporate responsibility reputations suffered share price declines between 2.4 – 3 percent; a market capitalization loss of $378 million per firm.[20]

CONCLUSION
Deforestation contributes to material risks in commodity production and therefore Kroger’s ability to provide products for its retail business. While Kroger has committed to policies that address deforestation in its global supply chains, their comparative weakness when considered with the Company’s industry peers and narrow scope does not adequately protect Kroger or its investors from the risks assoiated with deforestation. Given that commodity agriculture is the single leading driver of deforestation, Kroger’s commodity-based supply chains remain of concern. Similarly, as competitors implement stronger initiatives to tackle deforestation within their own supply chains and consumers continue to demonstrate demand for sustainably sourced products, the Company runs the risk of diminishing its reputation to that of a laggard as well as losing significant market access. As the environmental impacts of deforestation and the rising consumer concerns regarding the issue become more pronounced, proponents are concerned that Kroger faces significant business risks if it fails to more aggressively manage deforestation occurring throughout its supply chains.

Consequently, we urge you to vote FOR item No.7

Please contact Katherine Kroll, Shareholder Advocate at Green Century Capital Management with any questions. She can be reached by email at kkroll@greencentury.com, or by phone at 617-482-0800.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Capital Management urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

1 https://chainreactionresearch.com/reports/economic-drivers-of-deforestation-sectors-exposed-to-sustainability-and-financial-risks/
2 http://www.ucsusa.org/global-warming/stop-deforestation/whats-driving-deforestation#.WTBZLxPyuRs
3 http://www.gallup.com/poll/190010/concern-global-warming-eight-year-high.aspx
4 https://www.worldwildlife.org/threats/deforestation
5 http://www.conecomm.com/research-blog/2014-cone-communications-food-issues-study
6 http://www.nielsen.com/content/dam/corporate/us/en/reports-downloads/2015-reports/global-sustainability-report-oct-2015.pdf
7 Pages 4 and 10 http://www.ey.com/Publication/vwLUAssets/EY_-_Americas_retail_report_-_Sustainability:_A_retail_advantage_or_a_necessity_to_compete/$FILE/EY-a-retail-advantage-or-a-necessity-to-compete.pdf
8 Walmart 2017 Global Responsibility Report available at http://corporate.walmart.com/2017grr/sustainability
9 Page 5 http://www.un.org/climatechange/summit/wp-content/uploads/sites/2/2014/07/New-York-Declaration-on-Forest-%E2%80%93-Action-Statement-and-Action-Plan.pdf

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10 Page 8 http://corporate.mcdonalds.com/content/dam/AboutMcDonalds/2.0/pdfs/sustainability/McDonald's-Beef-Sustainability-Report.pdf
11 http://forest500.org/rankings/companies
12 Same as footnote 9 above
13 https://www.nestle.com/asset-library/documents/library/documents/corporate_social_responsibility/nestle-in-society-summary-report-2016-en.pdf
14 Page 13 http://www.ucsusa.org/sites/default/files/attach/2016/09/ucs-cattle-cleared-forests-climate-change-2016.pdf
15 https://www.worldwildlife.org/threats/deforestation
16 http://www.nasa.gov/centers/goddard/news/topstory/2005/deforest_rainfall.html; http://journals.ametsoc.org/doi/abs/10.1175/2008JCLI2157.1; http://journals.ametsoc.org/doi/abs/10.1175/JCLI-D-12-00369.1
17 http://www.nasa.gov/centers/goddard/news/topstory/2005/deforest_rainfall.html; http://journals.ametsoc.org/doi/abs/10.1175/2008JCLI2157.1; http://journals.ametsoc.org/doi/abs/10.1175/JCLI-D-12-00369.1
18 http://www.reuters.com/article/2014/12/05/us-food-soil-farming-idUSKCN0JJ1R920141205
19 https://www.forbes.com/sites/dinamedland/2016/12/05/deforestation-906b-at-risk-via-domino-effect-on-the-supply-chain/#2ba251e350be
20 Project ROI Corporate Responsibility and Sustainability Report available at: http://www.issuelab.org/resource/project_roi_report_defining_the_competitive_and_financial_advantages_of_corporate_responsibility_and_sustainability

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